SECURITIES AND EXCHANGE COMMISSION

Investment Company Act Release No. 32846

Notice of Applications for Deregistration under Section 8(f) of the Investment Company Act of 1940

September 29, 2017

The following is a notice of applications for deregistration under section 8(f) of the Investment Company Act of 1940 for the month of September 2017. A copy of each application may be obtained via the Commission's website by searching for the file number, or for an applicant using the Company name box, at http://www.sec.gov/search/search.htm or by calling (202) 551-8090. An order granting each application will be issued unless the SEC orders a hearing. Interested persons may request a hearing on any application by writing to the SEC's Secretary at the address below and serving the relevant applicant with a copy of the request, personally or by mail. Hearing requests should be received by the SEC by 5:30 p.m. on October 24, 2017, and should be accompanied by proof of service on applicants, in the form of an affidavit or, for lawyers, a certificate of service. Pursuant to Rule 0-5 under the Act, hearing requests should state the nature of the writer's interest, any facts bearing upon the desirability of a hearing on the matter, the reason for the request, and the issues contested. Persons who wish to be notified of a hearing may request notification by writing to the Commission's Secretary.

ADDRESS: The Commission: Secretary, U.S. Securities and Exchange Commission, 100 F Street, NE, Washington, DC 20549-1090.

FOR FURTHER INFORMATION CONTACT: Jill Ehrlich, Senior Counsel, at (202) 551-6819 or Chief Counsel's Office at (202) 551-6821; SEC, Division of Investment Management, Chief Counsel's Office, 100 F Street, NE, Washington, DC 20549-8010.

Putnam Vista Fund [File No. 811-01561]

Summary: Applicant seeks an order declaring that it has ceased to be an investment company. Applicant has transferred its assets to Putnam Multi-Cap Growth Fund and, on September 27, 2010, made a final distribution to its shareholders based on net asset value. Expenses of $725,531 incurred in connection with the reorganization were paid by the applicant and the acquiring fund.

Filing Date: The application was filed on August 3, 2017, and amended on August 24, 2017.

Applicant's Address: One Post Office Square, Boston, Massachusetts 02109.

Putnam Investment Grade Municipal Trust [File No. 811-05901]

Summary: Applicant, a closed-end investment company, seeks an order declaring that it has ceased to be an investment company. Applicant has transferred its assets to Putnam Municipal Opportunities Trust and, on February 25, 2008, made a final distribution to its shareholders based on net asset value. Expenses of $566,232 incurred in connection with the reorganization were paid by the applicant and the acquiring fund.

Filing Date: The application was filed on August 4, 2017, and amended on August 24, 2017.

Applicant's Address: One Post Office Square, Boston, Massachusetts 02109.

Tennenbaum Opportunities Fund V, LLC [File No. 811-21960]

Summary: Applicant, a closed-end investment company, seeks an order declaring that it has ceased to be an investment company. Applicant currently has fewer than 100 beneficial owners, is not presently making an offering of securities and does not propose to make any offering of securities. Applicant will continue to operate as a private investment fund in reliance on section 3(c)(1) of the Act.

Filing Date: The application was filed on September 6, 2017.

Applicant's Address: 2951 28th Street, Suite 1000, Santa Monica, California 90405.

Tennenbaum Opportunities Partners V, LP [File No. 811-21992]

Summary: Applicant, a closed-end investment company, seeks an order declaring that it has ceased to be an investment company. Applicant currently has fewer than 100 beneficial owners, is not presently making an offering of securities and does not propose to make any offering of securities. Applicant will continue to operate as a private investment fund in reliance on section 3(c)(1) of the Act.

Filing Date: The application was filed on September 6, 2017.

Applicant's Address: 2951 28th Street, Suite 1000, Santa Monica, California 90405.

Active Assets California Tax-Free Trust [File No. 811-06350]

Summary: Applicant seeks an order declaring that it has ceased to be an investment company. On September 20, 2016, applicant made a liquidating distribution to its shareholders, based on net asset value. Expenses of $1,644 incurred in connection with the liquidation were paid by the applicant's investment adviser.

Filing Date: The application was filed on September 7, 2017.

Applicant's Address: c/o Morgan Stanley Investment Management Inc., 522 Fifth Avenue, New York, New York 10036.

Active Assets Government Securities Trust [File No. 811-03165]

Summary: Applicant seeks an order declaring that it has ceased to be an investment company. On September 20, 2016, applicant made a liquidating distribution to its shareholders, based on net asset value. Expenses of $1,645 incurred in connection with the liquidation were paid by the applicant's investment adviser.

Filing Date: The application was filed on September 7, 2017.

Applicant's Address: c/o Morgan Stanley Investment Management Inc., 522 Fifth Avenue, New York, New York 10036.

Active Assets Money Trust [File No. 811-03159]

Summary: Applicant seeks an order declaring that it has ceased to be an investment company. On September 20, 2016, applicant made a liquidating distribution to its shareholders, based on net asset value. Expenses of $1,644 incurred in connection with the liquidation were paid by the applicant's investment adviser.

Filing Date: The application was filed on September 7, 2017.

Applicant's Address: c/o Morgan Stanley Investment Management Inc., 522 Fifth Avenue, New York, New York 10036.

Active Assets Tax-Free Trust [File No. 811-03162]

Summary: Applicant seeks an order declaring that it has ceased to be an investment company. On September 20, 2016, applicant made a liquidating distribution to its shareholders, based on net asset value. Expenses of $1,644 incurred in connection with the liquidation were paid by the applicant's investment adviser.

Filing Date: The application was filed on September 7, 2017.

Applicant's Address: c/o Morgan Stanley Investment Management Inc., 522 Fifth Avenue, New York, New York 10036.

Crow Point Global Dividend Plus Fund [File No. 811-23030]

Summary: Applicant, a closed-end investment company, seeks an order declaring that it has ceased to be an investment company. On April 27, 2017 and April 28, 2017, applicant made liquidating distributions to its shareholders, based on net asset value. No expenses were incurred in connection with the liquidation.

Filing Date: The application was filed on September 12, 2017.

Applicant's Address: 25 Recreation Park Drive, Suite 110, Hingham, MA 02043.

Century Capital Management Trust [File No. 811-09561]

Summary: Applicant seeks an order declaring that it has ceased to be an investment company. Each series of applicant has transferred its assets to a corresponding series of Professionally Managed Portfolios and, on September 15, 2017, made a final distribution to its shareholders based on net asset value. Expenses of $473,317 incurred in connection with the reorganization were paid by the applicant's investment adviser and the acquiring fund's investment adviser.

Filing Date: The application was filed on September 19, 2017, and amended on September 26, 2017 and September 27, 2017.

Applicant's Address: Century Capital Management LLC, 100 Federal Street, 29th Floor, Boston, MA 02110.

For the Commission, by the Division of Investment Management, pursuant to delegated authority.

Eduardo A. Aleman
Assistant Secretary